LOST SPIRITS DISTILLERY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017



CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

MEMBER **TIAG**®
A WORLDWIDE NETWORK OF QUALITY ACCOUNTING FIRMS

INDEX



Beyond the Numbers

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board Members
Lost Spirits Distillery, LLC

We have reviewed the accompanying financial statements of Lost Spirits Distillery, LLC, which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fineman West & Co. LLP

Los Angeles, California
December 30, 2019

Member TIAG ®
A Worldwide Alliance of Independent Accounting Firms

801 S. Figueroa Street, Suite 1000
Los Angeles, CA 90017
213.688.9898 tel
fwllp.com

LOST SPIRITS DISTILLERY, LLC
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017

	December 31, 2018	December 31, 2017
ASSETS		
CURRENT ASSETS		
Cash	$ 578,172	$ 11,714
Due from factor	3,243	6,940
Inventories	77,885	63,728
Prepaid expenses and other current assets	2,875	262
Due from affiliate	21,800	-
Total Current Assets	683,975	82,644
PROPERTY AND EQUIPMENT, less accumulated depreciation	672,750	266,682
	$ 1,356,725	$ 349,326
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Term loan, net	$ 150,000	$ -
Accrued expenses and other current liabilities	128,196	125,822
Deferred revenue	80,512	38,130
Due to affiliate	-	12,279
Total Current Liabilities	358,708	176,231
DEFERRED RENT	5,621	3,641
LOANS PAYABLE, MEMBERS	25,179	25,061
LOANS PAYABLE, UNRELATED PARTIES	19,999	22,499
MEMBER UNIT SUBSCRIPTION DEPOSITS	374,557	-
COMMITMENTS AND CONTINGENCIES	-	-
Total Liabilities	784,064	227,432
MEMBERS' EQUITY	572,661	121,894
	$ 1,356,725	$ 349,326

See accompanying independent accountants' review report
and notes to financial statements

LOST SPIRITS DISTILLERY, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

| | Year Ended December 31, | |
	2018	2017
NET SALES	$ 1,804,523	$ 383,749
COST OF GOODS SOLD	298,532	174,540
GROSS PROFIT	1,505,991	209,209
OPERATING EXPENSES		
Selling, and general and administrative	1,510,424	544,898
LOSS FROM OPERATIONS	(4,433)	(335,689)
OTHER EXPENSE		
Interest expense, net	(26,110)	(867)
NET LOSS	(30,543)	(336,556)
MEMBERS' EQUITY, beginning	121,894	235,467
CONTRIBUTIONS - MEMBERS	481,310	222,983
MEMBERS' EQUITY, ending	$ 572,661	$ 121,894

See accompanying independent accountants' review report
and notes to financial statements

LOST SPIRITS DISTILLERY, LLC
STATEMENTS OF CASH FLOWS
INCREASE (DECREASE) IN CASH
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Year Ended December 31,	
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (30,543)	$ (336,556)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	101,543	42,274
Deferred rent	1,980	3,641
Grant expense	20,048	-
Changes in assets and liabilities		
Due from factor	3,697	(4,552)
Inventories	(14,157)	(879)
Prepaid expenses and other current assets	(2,613)	12,433
Accounts payable	-	(10,443)
Accrued expenses and other current liabilities	2,374	64,612
Deferred revenue	42,382	38,130
Net Cash Provided (Used) by Operating Activities	124,711	(191,340)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(507,611)	(155,728)
Net Cash Used by Investing Activities	(507,611)	(155,728)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from term loan	150,000	-
Member unit subscription deposits	374,557	-
Member contributions	461,262	222,983
Increase in due (from) to affiliate	(34,079)	12,279
Increase in loans payable, members	118	9,219
(Decrease) Increase in loans payable, unrelated parties	(2,500)	22,499
Net Cash Provided by Financing Activities	949,358	266,980
NET INCREASE (DECREASE) IN CASH	566,458	(80,088)
CASH, beginning	11,714	91,802
CASH, ending	$ 578,172	$ 11,714

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:

Interest	$ 26,135	$ 870

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES

Debt issuance costs associated with new term loan (see Note 2)	$ 16,466	$ -

See accompanying independent accountants' review report
and notes to financial statements

4

1 - ORGANIZATION AND NATURE OF BUSINESS

Organization and Nature of Business

Lost Spirits Distillery, LLC (the "Company") was organized in the state of California on July 23, 2010. The Company is in the business of aging and selling distilled liquor products to various distributors throughout the continental United States. Starting in 2017, the Company launched tour packages of its distillery in Los Angeles, California, offering tastings of its liquor products.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from the estimates that were used.

Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company uses the allowance method for uncollectible accounts receivable. The allowance for doubtful accounts is based on historical experience and management's analysis of possible bad debts. With respect to its accounts receivable, the Company's credit risk is reduced by its credit policies which limit its exposure to any one customer. The Company performs ongoing credit evaluations of its customers. Bad debt recoveries are charged as credit to bad debt expense. At December 31, 2018 and 2017, no allowance for doubtful accounts was recognized by the Company.

Significant Estimates

The Company's most significant estimate include those relating to the reserves for slow moving and excess inventory quantities. It is reasonably possible that the estimate used will change within the next year.

Revenue Recognition

Revenue is generally recognized when goods are shipped to customers at which point the risk of loss and title transfers to the customer. Revenues are recorded net of estimated returns, discounts and allowances based upon the Company's historical experience and current information. Revenue from tours is recognized upon performance of the tours and related services.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Inventories

Inventories are stated at the lower of cost or net realizable value. Reserves are provided for estimated obsolescence, slow moving and excess quantities of inventories, which are equal to the difference between its cost and the estimated net realizable value.

Property and Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives as shown below:

Furniture and fixtures	7 years
Machinery and equipment	7 years
Virtual reality tour and enhancements	7 years

Leasehold improvements are depreciated on the straight-line method over the term of the lease or estimated useful life, whichever is shorter.

Expenditures for replacements and betterments are capitalized, while repairs and maintenance are charged to operations as incurred.

Deferred Issuance Costs

Deferred financing costs relate to the Company's term loan and are being amortized over the terms of the respective agreement. These costs are being amortized as additional interest expense over the life of the term loan and are being amortized using the effective interest method over the contractual term of the debt. On December 28, 2018, the Company incurred $16,466 in debt issuance costs related to a new term loan agreement (see Note 6). At December 31, 2018, total debt issuance costs net of accumulated amortization amounted to $16,466 and are netted against term loan for financial statement reporting purposes (see Note 6).

For the year ended December 31, 2018, interest expense charged to operations relating to debt issuance costs amounted to $15,521.

Deferred Rent

For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date that the Company takes possession of or controls the physical use of the property. Deferred rent is included in other liabilities (non-current) on the balance sheets. At December 31, 2018 and 2017, deferred rent amounted to $5,621 and $3,641, respectively.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Revenue

The Company receives cash deposits from customers for their distillery tours via their website. The Company usually recognizes revenues within 30 days from the date a tour is scheduled. Revenue from tours is recognized upon performance of the tours and related services. At December 31, 2018 and 2017, total deferred revenue amounted to $80,512 and $38,130, respectively.

Impairment of Long-Lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC 360, *Impairment or Disposal of Long-Lived Assets*. In accordance with ASC 360, the Company periodically reviews its equipment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future net undiscounted cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely dependent on the cash flows of other groups of assets and liabilities. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value (estimated discounted future cash flows) of the long-lived assets. As of December 31, 2018 and 2017, management has determined that there were no impairments of its long-lived assets.

Shipping Costs

Shipping costs and handling costs associated with shipping goods to customers are recorded as shipping expense. For the year ended December 31, 2018 and 2017, shipping and handling costs amounted to $10,582 and $2,290, respectively.

Advertising and Marketing

Marketing and advertising are charged to selling expense as incurred. For the year ended December 31, 2018 and 2017, marketing and advertising expense amounted to $170,195 and $81,640, respectively.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and incurs a liability for California taxes based on gross receipts. Members are individually responsible for federal and state income taxes on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist primarily of cash and due from factor. From time to time, the Company may hold cash balances in excess of the Federal Deposit Insurance Corporation insured limits. However, as the Company places its excess cash in reputable banking institutions, management believes the risk of loss to be minimal and no losses have been experienced on such balances.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk (Continued)

Concentrations of credit risk with respect to accounts receivable is limited due to the use factor. For the non-factored and factored receivables with recourse, the Company mitigates its losses by performing ongoing credit evaluations of its customers, including credit approvals, credit limits, and other monitoring procedures.

Taxes Collected from Customers and Remitted to Governmental Authorities

Sales taxes are collected from customers on applicable sales and the entire amount is remitted to the related taxing authorities. Any taxes collected are excluded from net sales and cost of goods sales. At December 31, 2018 and 2017, sales tax payables amounted to $71,007 and $8,110, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU No. 2014-09 amends the guidance for revenue recognition to replace numerous industry-specific requirements and converges areas under this topic with those of the International Financial Reporting Standards. The ASU implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. The amendment also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts and customers. Other major provisions include the capitalization and amortization of certain contract costs, ensuring the time value of money is considered in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendments in this ASU are effective for reporting periods beginning after December 15, 2018, and early adoption is prohibited. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of the adoption. The Company has begun the process of evaluating the impact of this change in revenue recognition on its financial statements as the effective date of the pronouncement is January 1, 2019. This standard is not expected to have a significant impact to the recognition of the Company's various sources of revenue and disclosures related to those revenues.

FASB ASU 2016-02, Leases (Topic 842), introduces the most significant change for lessees, including the requirement under the new guidance to recognize right-of-use assets and lease liabilities for all leases not considered short-term leases. By definition, a short-term lease is one in which: (a) the lease term is 12 months or less; and (b) there is not an option to purchase the underlying asset that the lessee is reasonably certain to exercise. For short-term leases, lessees may elect an accounting policy by class of underlying asset under which right-of-use assets and lease liabilities are not recognized and lease payments are generally recognized as expense over the lease term on a straight-line basis. This change will result in lessees recognizing right-of-use assets and lease liabilities for most leases currently accounted for as operating leases under the legacy lease accounting guidance. Examples of changes in the new guidance affecting both lessees and lessors include: (a) defining initial direct costs to only include those incremental costs that would not have been incurred if the lease had not been entered into; (b) requiring related party leases to be accounted for based on their legally enforceable terms and conditions; (c) eliminating the additional requirements that must be applied today to leases involving real estate

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Pronouncements (Continued)

and; (d) revising the circumstances under which the transfer contract in a sale-leaseback transaction should be accounted for as the sale of an asset by the seller-lessee and the purchase of an asset by the buyer-lessor. In addition, both lessees and lessors are subject to new disclosure requirements. ASU 2016-02 is effective for nonpublic entities for fiscal years beginning after December 15, 2019. The Company is evaluating the impact of this pronouncement on its financial statements.

3 - DUE FROM FACTOR

The Company uses a factor for credit administration and working capital purposes. Under the factoring agreement, the factor purchases substantially all of the trade accounts receivable and assumes substantially all credit risks with respect to such accounts. To the extent that the Company draws on funds prior to the average maturity date of accounts receivable sold to the factor, the Company pays factor fees on such funds. The Company is contingently liable to the factor for merchandise disputes, customer claims and similar items on receivables sold to the factor. Receivables sold in excess of maximums established for each account by the factor are subject to recourse in the event of non-payment by the customer. As of December 31, 2018 and 2017, there were no items subject to such recourse.

The agreement is secured by substantially all the Company's assets, plus certain members of the Company have provided personal guarantees for the related indebtedness.

Due from factor consists of the following as of December 31:

	2018	2017
Without recourse	$ 13,500	$ 21,622
Advances from factor	(10,257)	(14,682)
Net amount due from factor	$ 3,243	$ 6,940

4 - INVENTORIES

Inventories consist of the following at December 31:

	2018	2017
Finished goods	$ 44	$ 1,852
Raw materials	77,841	61,876
	$ 77,885	$ 63,728

5 - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at December 31:

	2018	2017
Furniture and fixtures	$ 175,903	$ 164,767
Leasehold improvements	488,090	188,234
Machinery and equipment	23,136	–
Virtual reality and tour enhancements	173,483	–
	860,612	353,001
Less: accumulated depreciation	(187,862)	(86,319)
	$ 672,750	$ 266,862

For the years ended December 31, 2018 and 2017, depreciation expense amounted to $101,543 and $42,274, respectively.

6 - TERM LOAN

On December 28, 2018, the Company entered into a term loan agreement with lender to provide short term financing amounting to $150,000. The agreement calls for minimum quarterly payments amounting to $8,323. The interest rate on the term loan is 15%. The term loan is expected to be repaid between 12 and 24 months of issuance date (no later than December 2020). In connection with the acquisition of this term loan, the Company incurred debt issuance costs amounting to $16,466 (see Note 2). At December 31, 2018, total amount outstanding on the term loan was $166,466, inclusive of the debt issuance costs which are to be amortized over the course of the loan using the effective interest method.

In November 2019, this term loan was paid in full.

7 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following as of December 31:

	2018	2017
Sales and use taxes payable	$ 71,007	$ 8,110
Alcohol tax payable	18,568	37,211
Accrued payroll and related	14,836	13,381
Credit cards payable	10,808	13,126
Other current liabilities	12,977	53,994
	$ 128,196	$ 125,822

8 - RELATED PARTY TRANSACTIONS

Due from (to) Affiliate

The Company shares its personnel and related costs and allocates a percentage of these shared costs with Lost Spirits Technology LLC ("LST" or "affiliate"), related party through common ownership. For the year ended December 31, 2018, total personnel costs allocated to LST amounted to $92,338.

LST allocates a portion of its rent and certain operating costs to the Company. For the years ended December 31, 2018, and 2017, total rents and other expenses charged by the affiliate to the Company amounted to approximately $27,000 and $12,300, respectively. At December 31, 2018 and 2017, total amount due to affiliate amounted to $nil and $12,279, respectively.

Loans Payable, Members

Loans payable to members are unsecured, non-interest bearing, and have no specific terms of repayment. These loans are being classified as non-current as the holders do not plan on calling them in the coming 12 months. At December 31, 2018 and 2017, total amount outstanding on these loans amounted to $25,179 and $25,061, respectively.

9 - LOANS PAYABLE, UNRELATED PARTIES

Loans payable to unrelated parties are unsecured, non-interest bearing, and have no specific terms of repayment. These loans are being classified as non-current as the holders do not plan on calling them in the coming 12 months. At December 31, 2018 and 2017, total amount outstanding on these loans amounted to $19,999 and $22,499, respectively.

10 - MEMBER UNIT SUBSCRIPTION DEPOSITS

During 2018, the Company issued 1,125 Class B Member Unit subscriptions to four unrelated outside investors and one employee. During 2018, the Company received a total $374,557 related to subscription option agreements. As per the signed option agreements and the Company's amended operating agreement, Class B Member Units are treated as capital investors (upon exercise) and are granted first rights to their principal funds in the event of a liquidation of the Company. As of December 31, 2018, total unexercised member unit subscription deposits amounted to $374,557, as none of the subscription holders exercised their options to purchase Class B Member Units.

11 - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases certain facilities and warehouses under non-cancellable operating leases with unrelated parties. These leases are set to expire between February 2020 and May 2024. Monthly rents range from $4,500 to $11,400. In addition, the Company leases a warehouse on a month to month basis with a related party with monthly rents amounting to $4,500 (see Note 8).

11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The future minimum rental commitments are as follows:

Year Ending December 31,	
2019	$ 196,000
2020	207,000
2021	182,000
2022	123,000
2023	127,000
Thereafter	48,000
	$ 883,000

For the year ended December 31, 2018, rent expense amounted to $175,681, of which $27,000 was paid to a related party (see Note 8). For the year ended December 31, 2017, rent expense amounted to and $91,586, of which $1,300 was paid to a related party (see Note 8).

Pending or Threatened Litigation

The Company may be involved, from time to time, in various legal cases arising in the normal course of business. The Company does not believe, based on its current knowledge, that any of the current legal matters are likely to have a material adverse impact on its financial position, results of operations or cash flows.

12 - MEMBERS' EQUITY

Class A and Class B Member Units

As indicated in the amended operating agreement, so as long as approved by the Board of Members, the Company is authorized to issue an unlimited number of Class A and Class B Member Units.

Class A Member Unit holders are responsible for the day-to-day operations of the Company, including, sales, operations, and accounting. Class B Member Unit holders are capital investors and are granted first rights to their principal funds in the event of a liquidation. Both Class A and Class B Member Unit holders shall be voting. Each Member will be entitled to cast votes, on a matter within authority of that membership class, based upon the proportion of that Member's Units held by the Company.

Authorized units are equal to the number of issued and outstanding units. At December 31, 2018 and 2017, total Class A and Class B Member Units issued and outstanding amounted to $18,269 and $16,504, respectively.

12 -   MEMBERS' EQUITY (CONTINUED)

Non-Qualified Option Units ("NOU") – Class B Member Units

NOUs may be granted to any employee, officer, manager, director, consultant, or advisor of the Company, or any of its affiliates in exchange for services provided, or to be provided, to the Company and its affiliates and are intended to constitute "profits interest" for federal income tax purposes. The NOUs shall be fully vested as of the option issue date. At December 31, 2018, total Non-Qualified Option Units ("NOU") – Class B Member Units issued and outstanding amounted to 1,125, of which none have been exercised (see Note 10). At December 31, 2017, no Non-Qualified Option Units ("NOU") – Class B Member Units issued were issued and outstanding.

13 -   MAJOR CUSTOMER

For the year ended December 31, 2018, there were no major customers.

For the year ended December 31, 2017, approximately 21% of the Company's gross sales were made to one major customer. Any related receivables from this customer were sold to the factor (see Note 3).

14 -   MAJOR VENDORS

For the year ended December 31, 2018, approximately 49% of the Company's purchases were made from three major vendors. At December 31, 2018, there were no outstanding balances due to these vendors.

For the year ended December 31, 2017, approximately 43% of the Company's purchases were made from two major vendors. At December 31, 2017, there were no outstanding balances due to these vendors.

15 -   SUBSEQUENT EVENTS

In January 2019, the Company's facility was damaged by fire. The Company filed insurance claims for both property damages and business interruption which allowed them to recover and rebuild into a nearby facility. The Company did incur a net loss from the fire damage and the resulting business interruption.

On April 12, 2019, the Company acquired The Chairman Restaurant Group, LLC for a total sum of $100,000.

On October 16, 2019, a wholly-owned subsidiary of the Company merged with and into Lost Spirits Technology, LLC, and Lost Spirits Technology, LLC was the surviving party to the merger. As a result of the merger, Lost Spirits Technology, LLC became a wholly-owned subsidiary of the Company.

On October 25, 2019, the Company entered into a non-binding "letter of intent" ("LOI") with Area 15, LLC for an expansion project in Las Vegas, Nevada.

15 -   SUBSEQUENT EVENTS (CONTINUED)

Management has performed an analysis of the activities and transactions subsequent to December 31, 2018 to determine the need for any adjustments and/or disclosures within the financial statements for the year ended December 31, 2018. Management has performed their analysis through December 30, 2019, the date the financial statements were available to be issued.



Beyond the Numbers

FINEMAN | WEST
& COMPANY

INDEPENDENT ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board Members
Lost Spirits Distillery, LLC

Our report on our review of the basic financial statements of Lost Spirits Distillery, LLC for the years ended December 31, 2018 and 2017 appears on page 1. The objective of that review was to perform procedures to obtain limited assurance as a basis for reporting whether we were aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. The accompanying supplementary information on pages 15 to 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management. We have not audited or reviewed such information and do not express an opinion, a conclusion, nor provide any form of assurance on it.

Fineman West & Co. LLP

Los Angeles, California
December 30, 2019

Member TIAG ®
A Worldwide Alliance of Independent Accounting Firms

801 S. Figueroa Street, Suite 1000
Los Angeles, CA 90017
213.688.9898 tel
fwllp.com

LOST SPIRITS DISTILLERY, LLC
DETAILED SCHEDULES OF LOSS FROM OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Year Ended December 31,				
	2018			2017	
SALES	$ 64,115	3.6 %	$	193,654	50.5 %
TOUR REVENUE	1,768,374	98.0		207,590	54.1
	1,832,489	101.5		401,244	104.6
Returns, discounts and allowances	27,966	1.5		17,495	4.6
NET SALES	1,804,523	100.0		383,749	100.0
COST OF GOODS SOLD					
Inventories, beginning	63,728			62,849	
Purchases	226,914			149,557	
Other costs	85,775			25,862	
Cost of Goods Available for Sale	376,417			238,268	
Inventories, ending	77,885			63,728	
COST OF GOODS SOLD	298,532	16.5		174,540	45.5
GROSS PROFIT	1,505,991	83.5		209,209	54.5
OPERATING EXPENSES					
Selling	170,195	9.4		81,640	21.3
General and administrative	1,340,229	74.3		463,258	120.7
Total Operating Expenses	1,510,424	83.7		544,898	142.0
LOSS FROM OPERATIONS	$ (4,433)	(0.2)	$	(335,689)	(87.5)

LOST SPIRITS DISTILLERY, LLC
DETAILED SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Year Ended December 31,					
	12/31/2018			12/31/2017		
SELLING						
Advertising and promotions	$	116,693	6.4 %	$	41,314	10.8 %
Marketing and public relations		53,502	3.0		40,326	10.5
		170,195	9.4		81,640	21.3
GENERAL AND ADMINISTRATIVE						
Guaranteed payments - officers		146,761	8.3		-	-
Salaries - office		471,217	26.1		79,667	20.7
Payroll taxes		47,060	2.6		6,763	1.8
Depreciation		101,543	5.6		42,274	11.0
Dues and subscriptions		23,225	1.3		4,999	1.3
Insurance		58,233	3.2		27,856	7.3
Meals and entertainment		48,299	2.7		16,720	4.4
Merchant fees		100,073	5.5		13,932	3.6
Outside services		45,490	2.5		43,780	11.4
Professional fees		61,825	3.4		31,886	8.3
Rent expense		175,681	9.7		91,586	23.9
Shipping expense		10,582	0.6		2,290	0.6
Taxes and licenses		35,507	2.0		30,189	7.9
Telephone, internet, and utilities		34,909	1.9		39,615	10.3
Repairs and maintenance		36,943	2.0		7,750	2.0
Miscellaneous		35,219	2.0		23,951	6.2
Reimbursed expenses from affiliate		(92,338)	(5.1)		-	-
		1,340,229	74.3		463,258	120.7
Total Operating Expenses	$	1,510,424	83.7	$	544,898	142.0